# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Captivision Inc., CIK 0001967478
CUSIP: G18932106
Title of class of securities: Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 298-42 CHUNG-BUK CHUNGANG-RO CHUNG-BUK, PYEONG-TAEK, GYOUNGGI, KOREA, Korea Republic Of (M5), 00000
Date of event which requires filing of this statement: 05/29/2024
Amends the filing with accession number 0001193125-24-000765
Filed by CIK 0001857507
Persons authorized to receive notices and communications: Will Burns, Paul Hastings LLP, 600 Travis St., Suite 5800, Houston, Texas (TX), 77002, (713) 860-7352

## Reporting persons
- Jaguar Global Growth Partners I, LLC (CIK 0001857507): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Following the Distribution of the Issuer's ordinary shares, $0.0001 par value ("Ordinary Shares") described in Item 3, Jaguar Global Growth Partners I, LLC (the "Sponsor") ceased to beneficially own any Ordinary Shares of the Issuer. Therefore, the filing of this Amendment (as defined below) constitutes an exit filing for the Sponsor.
- JGG SPAC Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 697,760; sole dispositive power 0; shared dispositive power 697,760; aggregate amount beneficially owned 697,760 (1.9% of the class)
  Comment: (1) Gary R. Garrabrant and Thomas J. McDonald are managing members of JGG SPAC Holdings LLC ("JGG") and may be deemed beneficial owners of these Ordinary Shares. Mr. Garrabrant and Mr. McDonald disclaim beneficial ownership over these ordinary shares except to the extent of their pecuniary interest, whether direct or indirect.
  
  (2) Following the Distribution of the Issuer's Ordinary Shares described in Item 3, JGG ceased to beneficially own more than 5% of the Issuer's Ordinary Shares. Therefore, the filing of this Amendment (as defined below) constitutes an exit filing for JGG.
  
  (3) Percent of class calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025.
- HC Jaguar Partners I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Following the Distribution of the Issuer's Ordinary Shares described in Item 3, HC Jaguar Partners I LLC ("HC") ceased to beneficially own any Ordinary Shares of the Issuer. Therefore, the filing of this Amendment (as defined below) constitutes an exit filing for HC.
- Gary R. Garrabrant (CIK 0001160617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,343,967; shared voting power 1,089,884; sole dispositive power 4,343,967; shared dispositive power 1,089,884; aggregate amount beneficially owned 5,433,851 (13.9% of the class)
  Comment: (1) The aggregate amount of Ordinary Shares beneficially owned by Mr. Garrabrant is comprised of (a) 1,884,884 Ordinary Shares held by Mr. Garrabrant; (b) 2,459,083 Ordinary Shares underlying warrants held by Mr. Garrabrant; (c) 697,760 securities held by JGG, of which Mr. Garrabrant and Thomas J. McDonald are managing members and may be deemed beneficial owners, but of which Mr. Garrabrant and Mr. McDonald disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 66,398 securities held by Jaguar Growth Partners Group LLC ("JGPG"), of which Mr. Garrabrant and Mr. McDonald are owners and may be deemed beneficial owners, and (e) 325,726 securities held by Jaguar Growth Partners, LLC ("JGP"), of which Mr. Garrabrant and Mr. McDonald may be deemed beneficial owners.
  
  (2) Percent of class calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of January 3, 2025, plus 2,459,083 Ordinary Shares underlying the warrants held by Mr. Garrabrant.
- Thomas J. McDonald (CIK 0001240190): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,587,313; shared voting power 1,089,884; sole dispositive power 1,587,313; shared dispositive power 1,089,884; aggregate amount beneficially owned 2,677,197 (7% of the class)
  Comment: (1) The aggregate amount of Ordinary Shares beneficially owned by Mr. McDonald is comprised of (a) 357,773 Ordinary Shares held by Mr. McDonald; (b) 1,229,540 Ordinary Shares underlying warrants held by Mr. McDonald; (c) 697,760 securities held by JGG, of which Mr. Garrabrant and Mr. McDonald are managing members and may be deemed beneficial owners, but of which Mr. Garrabrant and Mr. McDonald disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 66,398 securities held by JGPG, of which Mr. Garrabrant and Mr. McDonald are owners and may be deemed beneficial owners, and (e) 325,726 securities held by JGP, of which Mr. Garrabrant and Mr. McDonald may be deemed beneficial owners.
  
  (2) Percent of class calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025, plus 1,229,540 Ordinary Shares underlying the warrants held by Mr. McDonald.
- Thomas D. Hennessy (CIK 0001789408): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 469,333; shared voting power 0; sole dispositive power 469,333; shared dispositive power 0; aggregate amount beneficially owned 469,333 (1.3% of the class)
  Comment: (1) The aggregate amount of Ordinary Shares beneficially owned by Mr. Hennessy is comprised of 337,616 Ordinary Shares and 131,717 Ordinary Shares underlying warrants held by Mr. Hennessy.
  
  (2) Following the Distribution of the Issuer's Ordinary Shares described in Item 3, Mr. Hennessy ceased to beneficially own more than 5% Issuer's Ordinary Shares. Therefore, the filing of this Amendment (as defined below) constitutes an exit filing for Mr. Hennessy.
  
  (3) Percent of class calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025, plus 131,717 Ordinary Shares underlying the warrants held by Mr. Hennessy.
- M. Joseph Beck (CIK 0001789399): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 128,559; shared voting power 0; sole dispositive power 128,559; shared dispositive power 0; aggregate amount beneficially owned 128,559 (0.4% of the class)
  Comment: (1) The aggregate amount of Ordinary Shares beneficially owned by Mr. Beck is comprised of 128,559 Ordinary Shares.
  
  (2) Following the Distribution of the Issuer's Ordinary Shares described in Item 3, Mr. Beck ceased to beneficially own more than 5% Issuer's Ordinary Shares. Therefore, the filing of this Amendment (as defined below) constitutes an exit filing for Mr. Beck.
  
  (3) Percent of class calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value per share
Name of issuer: Captivision Inc.
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons (defined herein) with the U.S. Securities and Exchange Commission on January 2, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 on August 6, 2024 ("Amendment No. 1"). This Amendment is being filed to correct Amendment No. 1 and the Schedule 13D filed by Gary R. Garrabrant on August 6, 2024. The securities to which this Amendment relates are the ordinary shares, $0.0001 par value per share ("Ordinary Shares"), of Captivision Inc., a Cayman Islands exempted company limited by shares (the "Issuer"). The principal executive offices of the Issuer are located at 298 42 Chung buk Chungang ro Chung buk, Pyeong taek, Gyounggi, Republic of Korea 17800.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed jointly by: Jaguar Global Growth Partners I, LLC, a Delaware limited liability company (the "Sponsor"); JGG SPAC Holdings LLC, a Delaware limited liability company ("JGG"); HC Jaguar Partners I LLC, a Delaware limited liability company ("HC"); Gary R. Garrabrant; Thomas J. McDonald; Thomas D. Hennessy, and M. Joseph Beck (collectively, the "Reporting Persons"). See Exhibit 99.1 to this Amendment for their Joint Filing Agreement.

JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.
Residence or business address: The address of the principal office of each of the Reporting Persons is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.
Present principal occupation or employment:
The principal business of the Sponsor, JGG, and HC is to own securities in, and indirectly exercise control of, the Issuer.

Mr. Garrabrant is the Chairman and Chief Executive Officer of the Issuer, whose principal address is 209 Chung-buk Chungang-ro Chung-buk, Pyeong-taek, Gyounggi, Republic of Korea 17800. The Issuer's principal business is digital media technology.

Mr. McDonald is Managing Partner of Jaguar Growth Partners, whose principal address is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131. The principal business of Jaguar Growth Partners is investment management.

Mr. Hennessy is Managing Partner of Growth Strategies of Hennessy Capital Group, whose principal address is 195 US HWY 50, Zephyr Cove, NV 89448. The principal business of Hennessy Capital Group is alternative investment.

Mr. Beck is Managing Partner of Growth Strategies of Hennessy Capital Group, whose principal address is 195 US HWY 50, Zephyr Cove, NV 89448. The principal business of Hennessy Capital Group is alternative investment.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 21, 2021, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on behalf of the special purpose acquisition company predecessor (the "SPAC") of the Issuer in consideration for an aggregate of 5,750,000 common shares. In July 2021, the Sponsor transferred an aggregate of 125,000 common shares to five of the SPAC's directors and an aggregate of 75,000 common shares to one or more advisors. On January 27, 2022, the SPAC effected a share capitalization with respect to its common shares of 1,916,667 shares thereof, resulting in the Sponsor holding 7,466,667 shares of common stock of the SPAC. Simultaneously with the consummation of the SPAC's initial public offering, the Sponsor completed the private placement of 12,450,000 warrants at a purchase price of $1.00 per warrant to the Sponsor.

In connection with the transactions contemplated by that certain Business Combination Agreement, dated as of March 2, 2023 (as the same has been amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023) among the Issuer and the other parties thereto, as more fully described in the Issuer's Registration Statement on Form F-4 that was declared effective on September 13, 2023 (the "Business Combination"), the securities in the SPAC held by the Sponsor were converted into 7,466,667 Ordinary Shares and 11,950,000 warrants to purchase Ordinary Shares. The source of funds for such transactions was from the general funds available to the Sponsor, including through capital contributions from the other Reporting Persons.

On May 29, 2024, the Sponsor transferred all 7,466,667 Ordinary Shares and 11,950,000 Ordinary Shares issuable upon the exercise of 11,950,000 private warrants of the Company, each exercisable for one Ordinary Share ("Private Warrants") to certain individuals and entities who were members of the Sponsor (the "Distribution"). In connection with the Distribution, (a) the Sponsor and HC no longer beneficially own any securities of the Issuer, (b) Mr. Garrabrant was distributed 715,545 Ordinary Shares and 2,459,083 Private Warrants, (c) Mr. McDonald was distributed 357,773 Ordinary Shares and 1,229,540 Private Warrants, (d) Mr. Hennessy was distributed 1,011,951 Ordinary Shares and 131,717 Private Warrants, and (e) Mr. Beck was distributed 500,820 Ordinary Shares and 87,811 Private Warrants.

Gary R. Garrabrant was granted 800,000 shares of restricted stock on August 7, 2024, under the Issuer's 2023 Incentive Award Plan (the "Equity Incentive Plan"), which vest in a series of four successive equal yearly installments upon completion of year of service. Mr. Garrabrant was also granted 500,000 shares of restricted stock on December 12, 2024 under the Award Plan, which fully vested on January 15, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.

Mr. Garrabrant is the Chairman and Chief Executive Officer of the Issuer. Accordingly, Mr. Garrabrant may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Amendment. The Reporting Persons acquired the securities set forth in Item 5 for investment purposes. The Reporting Persons may, from time to time, purchase or sell securities of the Issuer depending upon an ongoing evaluation of the investment in the Ordinary Shares and the warrants, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The filing of this Amendment shall not be construed as an admission that the Reporting Persons are a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

As a result of the Distribution, the Sponsor, JGG, HC, Mr. Hennessy, and Mr. Beck ceased to be beneficial owners of more than 5% of the Issuer's Ordinary Shares. Therefore, the filing of this Amendment constitutes an exit filing for the Sponsor, JGG, HC, Mr. Hennessy, and Mr. Beck.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) The Sponsor no longer owns Ordinary Shares following the Distribution.

(2) The aggregate amount of Ordinary Shares beneficially owned by JGG consists of 697,760 Ordinary Shares. Gary R. Garrabrant and Thomas J. McDonald are managing members of JGG and may be deemed beneficial owners of these Ordinary Shares. Mr. Garrabrant and Mr. McDonald disclaim beneficial ownership over these ordinary shares except to the extent of their pecuniary interest, whether direct or indirect. The percent of the class is calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025.

(3) HC no longer owns Ordinary Shares following the Distribution.

(4) The aggregate amount of Ordinary Shares beneficially owned by Mr. Garrabrant is comprised of (a) 1,884,884 Ordinary Shares held by Mr. Garrabrant; (b) 2,459,083 Ordinary Shares underlying warrants held by Mr. Garrabrant; (c) 697,760 securities held by JGG, of which Mr. Garrabrant and Thomas J. McDonald are managing members and may be deemed beneficial owners, but of which Mr. Garrabrant and Mr. McDonald disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 66,398 securities held by JGPG, of which Mr. Garrabrant and Mr. McDonald are owners and may be deemed beneficial owners, and (e) 325,726 securities held by JGP, of which Mr. Garrabrant and Mr. McDonald may be deemed beneficial owners. The percent of the class is calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025, plus 2,459,083 Ordinary Shares underlying the warrants held by Mr. Garrabrant.

(5) The aggregate amount of Ordinary Shares beneficially owned by Mr. McDonald is comprised of (a) 357,773 Ordinary Shares held by Mr. McDonald; (b) 1,229,540 Ordinary Shares underlying warrants held by Mr. McDonald; (c) 697,760 securities held by JGG, of which Mr. Garrabrant and Mr. McDonald are managing members and may be deemed beneficial owners, but of which Mr. Garrabrant and Mr. McDonald disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 66,398 securities held by JGPG, of which Mr. Garrabrant and Mr. McDonald are owners and may be deemed beneficial owners, and (e) 325,726 securities held by JGP, of which Mr. Garrabrant and Mr. McDonald may be deemed beneficial owners. The percent of the class is calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025, plus 1,229,540 Ordinary Shares underlying the warrants held by Mr. McDonald.

(6) The aggregate amount of Ordinary Shares beneficially owned by Mr. Hennessy is comprised of 337,616 Ordinary Shares and 131,717 Ordinary Shares underlying warrants held by Mr. Hennessy. The percent of the class is calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025, plus 131,717 Ordinary Shares underlying the warrants held by Mr. Hennessy.

(7) The aggregate amount of Ordinary Shares beneficially owned by Mr. Beck is comprised of 128,559 Ordinary Shares. The percent of the class is calculated based on an aggregate of 36,643,467 Ordinary Shares issued and outstanding as of February 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Jaguar Global Growth Partners I, LLC:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0

JGG SPAC Holdings LLC:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 697,760
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 697,760

HC Jaguar Partners I LLC:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0

Gary R. Garrabrant:
(1) Sole Voting Power: 4,343,967
(2) Shared Voting Power: 1,089,884
(3) Sole Dispositive Power: 4,343,967
(4) Shared Dispositive Power: 1,089,884

Thomas J. McDonald:
(1) Sole Voting Power: 1,587,313
(2) Shared Voting Power: 1,089,884
(3) Sole Dispositive Power: 1,587,313
(4) Shared Dispositive Power: 1,089,884

Thomas D. Hennessy:
(1) Sole Voting Power: 469,333
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 469,333
(4) Shared Dispositive Power: 0

M. Joseph Beck:
(1) Sole Voting Power: 128,559
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 128,559
(4) Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days:
During the past 60 days, Mr. Garrabrant effected the sale of 330,661 Ordinary Shares.

Except as described in this Amendment, during the past 60 days none of the Reporting Persons has effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Sponsor, JGG, HC, Mr. Hennessy, and Mr. Beck ceased to be beneficial owners of more than five percent of the Issuer's Ordinary Shares on May 29, 2024 in connection with the Distribution. As such, this Amendment constitutes an exit filing for the Sponsor, JGG, HC, Mr. Hennessy, and Mr. Beck.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 6.

Sponsor Support Agreement

Each of Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck is a party to a Sponsor Support Agreement dated as of March 2, 2023 (the "Sponsor Support Agreement"), pursuant to which each individual agreed to subject the Ordinary Shares they received in the Distribution to vesting (or forfeiture if such shares had not vested prior to November 15, 2028 (the "Specified Period")) upon the later of (A) May 13, 2024 and (B) the date the VWAP for Ordinary Shares is at least $12.50 for 20 trading days within any 30-day consecutive trading day period during the Specified Period.

Registration Rights Agreement

Each of Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck is a party to the Registration Rights Agreement, dated as of March 2, 2023 (the "Registration Rights Agreement") with the Issuer and certain other of the Issuer's shareholders (collectively, the "RRA Parties"). Pursuant to the Registration Rights Agreement, the RRA Parties were granted certain customary registration rights, demand rights and piggyback rights with respect to their respective Ordinary Shares. The Registration Rights Agreement required the Issuer to file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 30 days after consummation of the initial business combination of the Company (the "Business Combination"). The Registration Rights Agreement also provides certain demand rights and piggyback rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. The Issuer agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

Equity Incentive Plan and RSA Agreement

Mr. Garrabrant, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant the Issuer's 2023 Incentive Award Plan (the "Equity Incentive Plan") and pursuant to a Restricted Stock Award Agreement (the "RSA Agreement") entered into between Mr. Garrabrant and the Issuer, containing customary restrictions on transfer prior to the vesting of such shares. The terms of the Equity Incentive Plan are detailed in the Registration Statement (No. 333-274243), which was declared effective on October 4, 2024. Pursuant to the RSA Agreement, 800,000 shares of restricted stock beneficially owned by Mr. Garrabrant will vest in a series of four successive equal yearly installments upon completion of each year of service measured from November 15, 2024. Pursuant to the Equity Inventive Plan, Mr. Garrabrant was granted 500,000 shares of restricted stock on December 12, 2024, which fully vested on January 15, 2025.

The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Sponsor Support Agreement, the Registration Rights Agreement, and the Equity Incentive Plan, copies of which are filed with this Amendment as Exhibits 99.2, 99.3, and 99.4 respectively, and incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* -- Joint Filing Agreement, dated as of December 22, 2023, by and among the Reporting Persons.
Exhibit 99.2* -- Sponsor Support Agreement (incorporated by reference to Exhibit 4.7 to the Issuer's Shell Company Report on Form 20-F filed on November 22, 2023).
Exhibit 99.3* -- Registration Rights Agreement (incorporated by reference to Exhibit 4.10 to the Issuer's Shell Company Report on Form 20-F filed on November 22, 2023).
Exhibit 99.4 -- Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form S-8 filed on February 1, 2024).

* Previously filed.

## Signatures
- Jaguar Global Growth Partners I, LLC: /s/ Gary R. Garrabrant, Gary R. Garrabrant (02/03/2025)
- JGG SPAC Holdings LLC: /s/ Gary R. Garrabrant, Gary R. Garrabrant/Managing Member (02/03/2025)
- HC Jaguar Partners I LLC: /s/ Thomas D. Hennessy, Thomas D. Hennessy/Managing Member (02/03/2025)
- Gary R. Garrabrant: /s/ Gary R. Garrabrant, GARY R. GARRABRANT (02/03/2025)
- Thomas J. McDonald: /s/ Thomas J. McDonald, THOMAS J. MCDONALD (02/03/2025)
- Thomas D. Hennessy: /s/ Thomas D. Hennessy, THOMAS D. HENNESSY (02/03/2025)
- M. Joseph Beck: /s/ M. Joseph Beck, M. JOSEPH BECK (02/03/2025)